OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

The Module Project, Inc.

19e Blake Street, Ponsonby, Auckland, 1011 , New Zealand
Newark, DE 19702

www.themoduleproject.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum ($107,000) of Revenue Sharing Promissory Notes

Minimum ($10,000) of Revenue Sharing Promissory Notes

INVESTMENT OPPORTUNITY

Revenue Sharing Promissory Notes

Investment Multiple: 350% of initial investment

Revenue Sharing Percentage: 8.0% of the gross revenue of the Company calculated on a cash basis
(*excluding any revenue attributable to rebates or refunds received in cash by the Company with respect to any prior expenses incurred by the Company.*)

Initial Grace Period: 24 months
(*number of months after final Closing after which Periodic Payments begin*)

Maturity Date: 48 months after the Initial Grace Period
(*number of months after Initial Grace Period upon which any unpaid Amount Due becomes due.*)

Payment Period: Every 12 months, following the Initial Grace Period

What is a Revenue Sharing Promissory Note?

A revenue sharing promissory note offers you the right to receive a portion of the Company's gross revenues up to a certain amount. The amount of return you will receive in the future is determined by the Investment Multiple. Your return is equal to your Initial Investment x the Investment Multiple. Payments towards this multiple begin after the Initial Grace Period. After the initial Grace Period, Investors will received a payment towards their portion of the Total Payment every Payment Period until the Maturity Date. If the Total Payment is not repaid by the Maturity Date, the entire remaining amount becomes due and payable at the Maturity Date.

Company	The Module Project, Inc.
Corporate Address	The Module Project, Inc. 19e Blake Street, Ponsonby, Auckland, 1011 , New Zealand
Description of Business	The Module Project is a consumer technology company with a singular focus, to design and manufacture long-lasting consumer technology products. Products which are modular, user-upgradeable, user-repairable and recyclable.
Type of Security Offered	Revenue Sharing Promissory Notes
Minimum Investment Amount (per investor)	$500

Perks*

$1,000+ Invest $1,000 or over and you will receive a limited edition, numbered Decibel.

*All perks occur after the offering is completed. Limited edition Decibels will be delivered from the initial manufacturing run.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The Module Project is a consumer technology company with a singular focus, to design and manufacture long-lasting consumer technology products.

Products which are modular, user-upgradeable, user-repairable and recyclable.

We believer there are very few current technology companies show sufficient respect to the environment or their customers. There is a large, growing market of conscious consumers looking for more sustainable alternatives.

Module will supply these alternatives across multiple sectors. Our first product is a mobile wireless (Bluetooth) speaker called Decibel.

A recent Neilsen global survey found that 66% of consumers are willing to pay more for sustainable brands. Currently, there are no viable options in the projected $8.5 billion wireless speaker market.

Decibel will add an option which our research projects will appeal to regular customers, along with those looking for long life, less destructive options.

Sales, Supply Chain, & Customer Base

Module is a design and manufacture business. Our goal is to place our products into the retail environment, both physical and online. We will be targeting both wholesale and direct to end user sales. Manufacture and supply partners are yet to be confirmed.

Competition

Current competing options range from cheap standardised units rebranded locally by importers, to mid-range brands, such as Bose, Logitech (under UE branding), and a number of high-end manufacturers like Bang & Olufsen and Bowers & Wilkins.

Our research suggests that the top selling units are not inexpensive models.

We believe the best position to enter the market is at the premium end of what is currently available, in the US$150 - US$250 RRP range. Two very successful units, UE's Boom 2 and Bose's Soundlink Mini 2 fall squarely into this price range. This pricing allows us to deliver superior audio performance, industrial design and materials selection. This price allows us to remain accessible a majority of consumers.

Decibel meets the demands of an environmentally conscious consumer. Currently, if a mobile speaker malfunctions in any way, even a trivial issue, such as a battery failing, means the entire unit will likely end up in landfill.

This is wasteful, highly destructive to the environment and uneconomical for the user. Decibel does away with these issues. If a component needs replacing for any reason, the process is simple. A user with little or no technical knowledge can open the unit, replace the faulty or worn component and carry on enjoying it. The upgrade and repair process will be supported with detailed video and other instructional materials. This is a genuine advantage over our current competitors.

Liabilities and Litigation

We are not involved in any litigation or similar.

Parent - Subsidiary relationship

The Module Project, Inc. is a wholly owned subsidiary of The Module Project Limited, a New Zealand registered company. The executive team and Boards of Directors are the same for both entities. Both entities have been created for the same goal, to build the Module brand into a household name. A global brand delivering a more sustainable, long life alternative to current consumer technology products. Both entities are moving Module in the same direction. However, they are separate companies, operated independently.

Until this point the NZ Parent has conducted most of Module's business. That business has been in essence, fundraising, and development.

Two milestones have been reached that allow us to begin to realise our longer term goal. The first is that we are getting closer to a manufacture and market ready product. The second is that we are now able to begin the push to fund the US subsidiary of the company adequately. The goal I spoke of has for some time been to transfer the majority of operational tasks to the US company. In particular, these will include the bulk of sales and marketing activity. The US entity will also take over control of a majority of R&D. The reason for the switch of operational base from New Zealand to the US company is simple. We see the US as our core market. Therefore, we expect to see the US quickly becoming our main base of operations. The switch of operational control has taken some time, but is now a viable and sensible course of action. The NZ Parent will of course remain operational, but it will no longer directly conduct the bulk of day to day business.

Funds from this raise are for the use of and will remain with the US company, with the exception of the use of proceeds allocated towards of Inter-Company Debt as described in the Offering Document. Core revenues from global sales will also flow to, and be controlled by the US company.

The team

Officers and directors

Ketzal Sterling	CEO, President and Director
Vince Lovrich	COO, Vice President and Secretary

Ketzal Sterling
Ketzal Sterling is an entrepreneur who started his first business at age fifteen in New York City. Ketzal then founded Firewire Productions and launched the 'High Octane' DVD series in 2000. This went on to be the world's most popular performance car DVD

series. He also wrote and directed the feature film 'You Move You Die' which was nominated for Best Feature at the 2007 NZ Film Awards. Ketzal launched a motor scooter website which quickly became the most visited English language scooter site in the world. Ketzal's achievements show his ability to anticipate consumer trends in art and technology. It is his deep passion for technology and ability to anticipate trends that have lead him to found Module. Ketzal also holds the position of Managing Director and CEO of The Module Project Limited. He has held these positions since it's incorporation in 2015. Until recently The Module Project, Inc. has not required much in the way of labor resource so executives have been working on a part time basis, unpaid. The executive team have been working full time, paid for The Module Project Limited to this point. This is expected to change with the reallocation of the majority of operations being transferred to The Module Project, Inc. from The Module Project Limited. We plan for the executive team's positions to become full time and paid for The Module Project, Inc and part time paid for The Module Project Limited.

Vince Lovrich
Vince is an entrepreneur with a broad business history that started early and includes a successful exit from The Scooter Review Ltd, a company he co-founded and which produced the world's most popular English language motor scooter review website and an associated motorcycle review property. Vince negotiated the successful sale of The Scooter Review Limited to Vertical Scope in 2011. Vince also produced a multi-award nominated feature film. He managed production and international distribution via a production company he co-founded. Vince's strengths lie in sales, research, and creating non-linear solutions to problems. Vince also holds the position of Director of Operations and COO of The Module Project Limited. He has held these positions since it's incorporation in 2015. Until recently The Module Project, Inc. has not required much in the way of labor resource so executives have been working on a part time basis, unpaid. The executive team have been working full time, paid for The Module Project Limited to this point. This is expected to change with the reallocation of the majority of operations being transferred to The Module Project, Inc. from The Module Project Limited. We plan for the executive team's positions to become full time and paid for The Module Project, Inc and part time paid for The Module Project Limited.

Number of Employees: 2

Related party transactions

The Module Project, Inc. is a wholly owned subsidiary of The Module Project (NZ) Limited. Expenses incurred by the Company have been financed through a $7,220 loan from The Module Project Limited. Some funds for ongoing expenses have also been advanced to the company via loan. Loans are non-interest bearing, and due to be paid on demand.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Market share.** There is a risk with new, as yet unknown consumer product brands that uptake could be lower than expected impacting revenue and growth. Our product has yet to be tested by/in the market. It is always difficult to generate a pre-launch user base for a hardware product, Decibel is no different. Early interest has been positive, early testing is showing excellent results. However, until Decibel is launched it is difficult to predict accurately how extensive uptake will be. Our forecasts and projections depend on the execution of our marketing and sales models. There is a risk that our to market strategy is less effective than projected leading to lower than planned sales, reduced market penetration and smaller than desired market share. While we believe we have been cautious with projections, this outcome would have an adverse effect on our business, financial condition, repayments of debt and operating results.
- **Distribution** Although we have already received some organic interest from distributors, there is a risk that retailers and distributors will hesitate to stock a new brand or product. A significantly lower than projected uptake by distributors, retailers and direct customers (via online sales) would have a materially adverse effect on the Company's business, results of operations, financial condition and prospects.
- **Funding and Development.** Although well into prototyping, ongoing development requires continued funding. The Company does not currently generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute future business strategy and conduct our operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or not available on acceptable terms, the Company may not be able to fund continued product development, promote sales activity as the Company desires, expand potential customer base or respond to competitive pressures. Any such inability would have a materially adverse effect on the Company's business, results of operations, financial condition and prospects.
- **Revenue Generation.** The success of the Company's business model depends on several factors. There is no assurance that the Company's approach will be successful or that the Company will reach projected revenues. This could affect Company operation, product development, growth and payments to investors.
- **Competition.** Many of the Company's potential competitors have longer operating histories, greater financial, technical, marketing and other resources and larger customer bases than the Company does. There is a risk that one or more of these companies, or as yet unknown smaller companies will release competing products.
- **Consumer spending.** The Company is unable to control many of the factors affecting general consumer spending. Declines in consumer spending on consumer electronics could reduce use of the Company's products. Our business depends on consumer demand for consumer electronics in general, and mobile Bluetooth speakers in particular. As such it is sensitive to changes affecting discretionary consumer spending. A reduction in overall, or category specific consumer spending may reduce consumer demand for the Company's products

and consequently harm revenues.

- **General economic conditions.** The general economic climate locally and globally may adversely affect the Company. These factors could include but are not limited to, direct and indirect competition in target markets. Industrial disruption in countries involved with supply, manufacturing, design, delivery and sale. The rate of growth of the gross domestic product in the countries targeted by the Company, interest and exchange rates and the rates of inflation. If the target market countries' economies do not continue to grow, slow materially, stop growing or go into recession, there may be a diminished market for the Company's product(s). Any of these scenarios could have a materially adverse effect on the performance of the company.

- **Delayed path to market.** There is a risk that development will take longer than expected. This could be due to a number of factors. A longer development timeline would mean the Company's product(s) isn't available for sale until later than planned. This could have a materially adverse effect on the Company's business, results of operations and financial condition.

- **Limited Operating History.** The business began to be developed, and was established in New Zealand in its corporate form in 2015. That business, the parent company, The Module Project (NZ) Limited was incorporated in January of 2015. The Module Project, Inc. was incorporated in 2016. So far the bulk of Module's activity has been funding, design, research and development. This has been conducted by the New Zealand company. It is our intention to transfer the vast bulk of operations to The Module Project, Inc., (the US subsidiary) now that the timing is practical. Due to the limited operating history of both entities and the difficulty of hardware companies to generate a user base pre-launch there is a risk that the Company will not generate sufficient revenues to enable it to meet its financial forecasts, including revenue projections. This limited operating history may make it difficult to evaluate the company's current business and future prospects. The Company will continue to encounter risks and difficulties often experienced by growing companies in rapidly developing industries. These include challenges in forecasting accuracy, determining appropriate investments of the Company's limited resources, market acceptance of the Company's existing and future product, competition from established companies with greater financial and technical resources along with acquiring and retaining users. The Company cannot assure you that the Company will be successful in addressing these and other challenges the Company may face in the future.

- **Market Changes** In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain product, pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

- **Marketing.** We believe that sales growth is tied to aggressive, consistent marketing. As such, marketing budget will increase significantly once our product is ready for market. However, marketing spend will continue even during the current R&D phase. This is to build the potential customer base prior to a launch, it also assists with visibility and future funding. Marketing technologies change and there is a risk that the method of marketing we have selected will fail to convert into sales at the predicted rate. There is also a risk that key online marketing channels; Facebook, Google, Instagram etc may change their algorithms and pricing strategies. If, or when this occurs we will have to adjust our marketing plan, this may mean our marketing spend increases as a percentage of revenue affecting results of operations and financial condition.

- **Management.** Our management team has limited experience in the consumer technology/hardware industry and has limited experience managing a business with the risks and challenges specific to this business. Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. Ineffective management of our business could have a negative effect on our results of operations.

- **Consumer technology.** There are several, more general risks associated with the design, development and manufacture of consumer technology products. These include the risk of time and cost over-runs or non-completion of hardware and/or software development. The risk of higher than projected component, materials, assembly, compliance etc costs leading to higher overall BOM, potentially leading to a higher than projected wholesale/retail pricing structure. There is also a risk associated with not yet having confirmed a manufacturing partner.

- **Intellectual property infringements** Third parties may claim that one or more of our products infringe their intellectual property rights. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming. The uncertainty of intellectual property litigation could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all. It could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our product. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party('s) proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management('s) attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed.

- **Key Personnel** Although dependent on certain key personnel, particularly the founders and the head of design, the Company does not hold life insurance policies on any such people. The Company is somewhat dependent on Ketzal Sterling, Vince Lovrich and Nick Jones in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either of the aforementioned personnel die or become disabled the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

- **Intellectual Property** After pursuing and filing provisional patents for Decibel in New Zealand it was decided to abandon the process. This was for several reasons. The most important in the eyes of management was that the cost simply outweighed any protection afforded. Patents and other Intellectual Property protections give the holder the ability to litigate an entity infringing their IP. The cost to defend the IP for an early stage company, in our view would make it impracticable to pursue. So, for the time being there are no Patent protections in place for Decibel. This is a risk to be aware of as there could be Decibel "copy cats" bringing an inferior product to market in direct competition. Our opinion is that this is unlikely due to the considerable cost and effort involved in creating a Module product. Further, we believe a Module customer is making their purchasing decision with a considerable eye on the lifespan, modularity and support Module supplies. This would be unlikely in a lookalike product. There is a higher risk of someone bringing a competing, similar specification product to market. Again, this is unlikely as with the current business model of most companies we believe the cost would become prohibitive and it is outside the scope of their general business. However, it is important we bring Decibel quickly to market and correctly associate the Module brand with modular, user upgradeable, user repairable, premium consumer electronics products. Future Module products feature considerable patentable innovation, we plan that as the company grows in strength and value IP will become a considerably higher priority.

- **Parent - Subsidiary relationship** The Module Project, Inc. is a wholly owned subsidiary of The Module Project Limited, a New Zealand registered company. The executive team and Board's of Directors are the same for both entities. Both entities have been created for the same goal, to build the Module brand into a household name. A global brand delivering a more sustainable, long life alternative to current consumer technology products. Both entities are moving Module in the same direction. However, they are separate companies, operated independently. Until this point the NZ Parent has conducted most of Module's business. That business has been in essence, fundraising, and development. Two milestones have been reached that allow us to begin to realise our longer term goal. The first is that we are getting closer to a manufacture and market ready product. The second is that we are now able to begin the push to fund the US arm of the company adequately. The goal I spoke of has for some time been to transfer the majority of operational tasks to the US company. In particular, these will include the bulk of sales and marketing activity. The US entity will also take over control of a majority of R&D. The reason for the switch of operational base from New Zealand to the US company is simple. We see the US as our core market. Therefore, we expect to see the US quickly becoming our main base of operations. The switch of operational control has taken some time, but is now a viable and sensible course of action. The NZ Parent will of course remain operational, but it will no longer directly conduct the bulk of day to day business. There is some risk where offshore parent companies hold control of US subsidiaries and it is important to be aware that the relationship exists. Funds from this raise are for the use of and will remain with the US company, with the exception of the use of proceeds allocated towards of Inter-Company Debt as described in the Offering Document. Core revenues from global sales will also flow to, and be controlled by the US company.

- **Directors & Officers not based in the United States** It may be difficult to affect service of process and enforce judgments against directors and officers in New Zealand. Several of our executive officers and/or directors are nonresidents of the United States. In a situation where a judgment were obtained in the United States against those persons this may be difficult or costly to pursue or enforce.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- The Module Project (NZ) Limited. (Parent company, owns 100% of The Module Project, Inc.), 100.0% ownership, Common stock
- Ketzal Sterling, 61.93% ownership, Stock in NZ Parent company

Classes of securities

- Common Stock: 1,000

  Parties to this Offering shall have no voting rights in the Company.

  Common Stock

  The Company is authorized to issue up to 1,000 shares of common stock. There are a total of 1,000 shares currently outstanding.

  Voting Rights *(of this security)*

  The holders of shares of the Company's Common Stock, par value $0.10 per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The total, 1000 shares of common stock are held by The Module project Limited, The Module Project, Inc.'s New Zealand parent company. Therefore, The Module Project Limited holds control of voting rights. There is no intention to issue further equity in The Module Project, Inc. at this time.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

- Revenue Sharing Promissory Notes: 0

<u>Terms</u>

Investment Multiple: 350% of initial investment

Revenue Sharing Percentage: 8.0% of the gross revenue of the Company calculated on a cash basis (excluding any revenue attributable to rebates or refunds received in cash by the Company with respect to any prior expenses incurred by the Company.)

Initial Grace Period: 24 months (number of months after final Closing after which Periodic Payments begin)

Maturity Date: 48 months after the Initial Grace Period (number of months after Initial Grace Period upon which any unpaid Amount Due becomes due.)

Payment Period: Every 12 months, following the Initial Grace Period

Note Payments

1. In consideration for the amount subscribed, and subject to the terms and conditions of the Note Subscription Agreement, the Company agrees to make Periodic Payments to the Subscriber in arrears by the 7th business day after the close of the 12th month period following the Initial Grace Period until the Company has paid 100% of the Amount Due to the Subscriber.

2. If the amount of a scheduled Periodic Payment exceeds the unpaid balance of the Total Payment, the Company shall pay to the Subscriber an amount equal to the unpaid balance of the Amount Due to the Subscriber in lieu of such Periodic Payment. In no event shall the Company be obligated to pay any amount to the Subscribers in excess of the Total Payment.

3. If the Periodic Revenue for any 12 month period is equal to or less than zero, no Periodic Payment will be due to the Subscribers with respect to such 12 month period.

4. The Company may, in its sole discretion and without penalty, prepay the Notes in whole or in part.

5. If the Company's payment of any Periodic Payment due hereunder is more than 10 days late, the Company shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Periodic Payment.

6. If, on the Maturity Date, the Subscribers have not received an aggregate amount of Periodic Payments and prepayments equal to the Total Payment, the Company shall, within 10 business days of the Maturity Date, pay to each Subscriber an amount equal to the unpaid balance of the Investor Proportion of the Total Payment.

(See Exhibit F to the Offering Document for a complete set of Terms)

What it means to be a Minority Holder

As a holder of Revenue Sharing Rights you will have no voting rights, and no ability to influence our policies or any other corporate matter including, but not limited to the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Our Revenue Share offer, versus an offer for the issue of equity means there will be no risk of dilution. If the offering is amended to increase the offering maximum above $107,000 you may experience dilution in regard to your pro-rata return out of the company's 8% of gross revenue.

Investment, plus return will be repaid from 8% of revenue. This repayment will occur in annual installments until the total has been paid. Based on pre-manufacture, pre-sale projections, we anticipate this will be three years from the first installment date. However, an accurate final repayment date will depend on the date of first Decibel release and sales volume, along with final manufacture and sales pricing.

Regardless of the overall goal for this campaign, further investment or similar will not see a dilution of this investment or the returns due to investors.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenue and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring before Q4 2019. Based on our forecast, with the liquidity of the anticipated full raise amount ($107,000), we anticipate that we can operate the business for 12 months without revenue generation. In this scenario, anticipated major expenditures include R&D towards commercialization, marketing, and personnel.

Financial Milestones

The Module Project is investing to develop products, initially Decibel and with a more far reaching view to grow the Module brand. Hardware development is by its nature one where the finish line is a completed product, on shelves and in customer hands. There is no MVP (Minimum viable product) or alpha/beta testing path. Therefore the company will continue to generate losses while building toward a fully developed, manufacture ready product. Management currently forecasts year one, two and three of Decibel sales to generate revenues of $1.8, $5.5 and $11.4 million, respectively. Once Decibel is on sale, our goal is to heavily reinvest any revenues into the company. Our focus is growth through both R&D (to grow Decibel/Module range) and Marketing/Sales activity. We see the potential of a small operating profit being generated in year 3. Projected revenue figures are based on the following costs, margins, operating expenses and sales/distribution growth*:

Margins and Costs

Projected RRP: $195.00

Projected total cost per unit packaged and ready to ship: $63.00

Gross profit per unit via retail sale: $52.00

Gross profit per unit via direct sale: $122.00

Total cost includes Decibel B.O.M (Bill of Materials) costs along with additional expenses such as packaging, external patent licences, operational costs etc.

Projections

Year 1

1 Product

Unit sales: 14,000

Total revenue: $1.8 Million

Gross Profit, Direct sales: $191 Thousand

Gross Profit, Retail sales: $659 Thousand

Projected Total Gross Profit: $850 Thousand

Projected Opex: $855 Thousand

Year 2

2 Products

Unit sales: 35,000

Total revenue: $5.5 Million

Gross Profit, Direct sales: $852 Thousand

Gross Profit, Retail sales: $1.9 Million

Projected Total Gross Profit: $2.75 Million

Projected Opex: $2.75 Million

Year 3

3 Products

Unit sales: 70,000

Total revenue: $11.4 Million

Gross Profit, Direct sales: $2.2 Million

Gross Profit, Retail sales: $3.5 Million

Projected Total Gross Profit: $5.8 Million

Projected Opex: $5 Million

*Projected figures are rounded.

Liquidity and Capital Resources

Module is currently generating operating losses and requires the continued infusion of new capital to continue product development and business operations. If the company is successful in this offering, we will continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Funds from this raise will be put to work promptly to continue development. We believe this development, particularly more advanced prototyping will help drive further funding, sales activity and increasing our customer/follower base. Funds will also assist with ongoing company expenses.

If as successful as we expect, this funding round will generate sufficient capital to set Module on a very firm footing. These funds will allow continued operation for at least 12 months. Further, we anticipate the completion of Decibel's Version 4 revision. We plan to output prototypes of extremely high quality. With these we can begin presenting to distributors, several who have already expressed interest. The goal being to secure expressions of interest, or potential pre-orders. We also anticipate using these to drive further investment which will enable a more rapid path to market.

Decibel is already in an advanced state. Achieving our goal with this Startengine campaign will place us in a financial position to reach the next stage. It will supply funds and time to complete the development, prototyping and sales activity required to complete this portion of the job. Completing this step will place us in an extremely strong position to launch the final phase required to bring Decibel to market.

As mentioned elsewhere, The Module Project, Inc is the wholly owned subsidiary of The Module Project Limited. The Parent company intends to continue to raise funds. If and when these raises go ahead, a considerable portion, those not required for ongoing company operations, are intended to be advanced to The Module Project, Inc.. This is for the simple reason that the US entity will now hold the vast majority of operational control and will require as much funding as possible.

Receiving these, or other funds is not essential to the viability of the business. However, as with any hardware company pace is directly related to funding. Module has made significant progress. To get the rest of the way requires further funding. Whilst, this raise isn't required to keep the company viable, it is required for continued development. It is required to bring Decibel and further Module products to market in a timely manner.

Indebtedness

Expenses incurred by the Company have been financed through a loan from a related party, our offshore Parent company, The Module Project Limited. Some funds for ongoing expenses have also been advanced to the company via loan from our Parent company. The current outstanding balance is approximately $7,220. The loans are non-interest bearing. Therefore carry an interest rate of 0%. They are due to be paid on demand. This means there is no maturity date. The loan is to be repaid when the companies agree it is an expedient time to do so.

Recent offerings of securities

None

Valuation

$107,000.00

We have not undertaken any efforts to produce a valuation of the Company. Instead we have priced this security by selecting our investment return based on several key factors. The most important being how quickly we believe we can repay our investors. We have carefully and conservatively modeled the projected performance of Decibel in the marketplace. Projections have been based upon, and built from early organic interest from retailers and distributors along with direct interest from consumers. Further considerations included the progress of development, size of potential market and the specific niche Decibel can take advantage of. Based on conservative estimates of growth we believe our revenues will allow us to repay investors with 8% of revenue generated from our first two years of sales. The second reason for the selection of our investment multiple was to make it an attractive proposition. A 3.5x return is slightly higher than is generally offered for this type of investment. We understand that because we are not yet manufacture ready, an investor in The Module Project, Inc. will have to wait a little longer than usual for their investment to begin bearing fruit. We have offered an improved return to offset this delay.

USE OF PROCEEDS

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $107,000 we believe the amount will last approximately 12 months. We plan to use the net proceeds of approximately $100,000 over the course of that time as follows:

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R&D	$4,000	$45,000
Marketing		$5,000
Sales		$5,000
Working Capital	$5,400	$38360
Inter Company Debt repayment		$7220
Total Use of Net Proceeds	$10,000	$100,580

Reaching the maximum target will allow us to continue development toward functional, display and demonstration ready prototypes of Decibel. Once completed these will be used to develop the retail distribution of Decibel. Funds will also be used to drive ongoing fundraising efforts and to finance continued company operations. Our initial sales drive will be in in the US and New Zealand, where we have established an early beachhead, followed by other key international markets.

Reaching our minimum goal will facilitate continued development of Decibel, including production of a mechanical prototype. The remainder will contribute to continued company operations.

The Module Project, Inc. is a wholly owned subsidiary of The Module Project Limited, a New Zealand registered company. It is our intention and undertaking that funds from this raise are for the use of and will remain with, the US company. Core revenues from global sales will also be controlled by the US company. As with all relationships of this sort there will be some interaction between the two entities. There is a small debt owed by the subsidiary to the parent. If this campaign reaches the $107,000 target this debt may be repaid. We have made provision for this in the final line of the above breakdown.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. If the Offering Maximum is reached, the Company may use funds as allocated in the Use of Proceeds section of the Offering Document labelled "Inter Company Debt Repayment" towards repayment of Related Parties for debt owed to the NZ Parent company. Inter-company debt includes a small debt owed by the Company to it's NZ Parent. Dependent on the success of this campaign, along with other relevant considerations this debt may be repaid from proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports publicly available at http://themoduleproject.com/annual-reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Module Project, Inc.

[See attached]

I, Ketzal Sterling, the Chief Executive Officer of The Module Project, Inc. hereby certify that the financial statements of The Module Project, Inc. and notes thereto from Inception to December 31st, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the period of Inception to December 31st, 2016 the amounts reported on our tax returns were total income of $0.00 ; taxable income of $0.00. No taxes were due.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the September 17th, 2018 (Date of Execution).



_____ (Signature)

_____C.E.O_____ (Title)

_____9/17/2018_____ (Date)

THE MODULE PROJECT, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIOD FROM INCEPTION THROUGH DECEMBER 31ST 2016

THE MODULE PROJECT, INC.
Index to Financial Statements
(unaudited)

THE MODULE PROJECT, INC.
BALANCE SHEET
AS OF AND FOR THE PERIOD FROM INCEPTION THROUGH DECEMBER 31ST 2016
(unaudited)

ASSETS

CURRENT ASSETS

Cash	$0.00
TOTAL CURRENT ASSETS	$0.00
Total Assets	$0.00

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES

Loans payable - Related Party	$0.00
Total Liabilities	$0.00

SHAREHOLDERS' EQUITY

Capital stock (1,000 shares authorized, none issued)	$0.00
Profit (loss)	$0.00
Retained earnings (Deficit)	$0.00
TOTAL SHAREHOLDERS' EQUITY	$0.00
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$0.00

THE MODULE PROJECT, INC.
STATEMENTS OF OPERATIONS
AS OF AND FOR THE PERIOD FROM INCEPTION THROUGH DECEMBER 31ST 2016
(unaudited)

Net Income from Operations	$	-
Other Income (Expense)	$	-
Net Income Before Provision for Income Tax	$	-
Net Income	$	-

THE MODULE PROJECT, INC.
STATEMENTS OF CASH FLOWS
AS OF AND FOR THE PERIOD FROM INCEPTION THROUGH DECEMBER 31ST 2016
(unaudited)

Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ -
Net Cash Flows From Operating Activities	-
Cash Flows From Financing Activities	
Issuance of Common Stock	-
Net Cash Flows From Financing Activities	-
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	-
Cash at End of Period	$ -

NOTE 1 – NATURE OF OPERATIONS

The Module Project, Inc. was formed on December 16th 2016 ("Inception") in the State of Delaware. The financial statements of The Module Project, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark, Delaware

The Module Project is a consumer technology company with a singular focus, to design and manufacture long-lasting consumer technology products. Products which are modular, user-upgradeable, user-repairable and recyclable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from global sales of complete, assembled products along with

parts and accessories. These sales will be both direct retail sales and wholesale distribution to resellers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company carries no debt for period ended December 31, 2016

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,000 shares of our common stock with par value of $0.10. For the period ended December 31, 2016 this stock has not been issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

For period ended December 31, 2016 there were no related party transactions.

I, Ketzal Sterling, the Chief Executive Officer of The Module Project, Inc. hereby certify that the financial statements of The Module Project, Inc. and notes thereto from January 1st 2017 to December 31st, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the period of January 1st 2017 to December 31st, 2017 the amounts reported on our tax returns were total income of $0.00 ; taxable income of $0.00. No taxes were due, however a state franchise fee of $230 was levied and paid.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the September 12th, 2018 (Date of Execution).



_____ (Signature)

_____C.E.O_____ (Title)

_____9/17/2018_____ (Date)

THE MODULE PROJECT, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIOD FROM JANUARY 1ST 2017 THROUGH DECEMBER 31ST 2017

THE MODULE PROJECT, INC.
Index to Financial Statements
(unaudited)

THE MODULE PROJECT, INC.
BALANCE SHEET
FOR THE PERIOD OF JANUARY 1ST 2017 THROUGH DECEMBER 31, 2017
(unaudited)

ASSETS

CURRENT ASSETS

Cash	$5,100.00
TOTAL CURRENT ASSETS	$5,100.00
Total Assets	$5,100.00

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES

Loans payable - Related Party	$7,220.00
Total Liabilities	$7,220.00

SHAREHOLDERS' EQUITY

Capital stock (1,000 shares authorized, issued and outstanding. $0.10 par value)	$100.00
Profit (loss)	-$230.00
Retained earnings (Deficit)	-$1,990.00
TOTAL SHAREHOLDERS' EQUITY	-$2,120.00
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,100.00

THE MODULE PROJECT, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIOD OF JANUARY 1ST 2017 THROUGH DECEMBER 31ST 2017
(unaudited)

Net Income from Operations	$	-
Other Income (Expense)		
State & Local Taxes		(230)
Net Income Before Provision for Income Tax		(230)
Net Income	$	(230)

THE MODULE PROJECT, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD OF JANUARY 1ST 2017 THROUGH DECEMBER 31ST 2017
(unaudited)

Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (230)
Net Cash Flows From Operating Activities	(230)
Cash Flows From Financing Activities	
Issuance of Common Stock	100
Change in Loans Payable- Related Party	5,000
Net Cash Flows From Financing Activities	5,100
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	5,100
Cash at End of Period	$ 5,100

NOTE 1 – NATURE OF OPERATIONS

The Module Project, Inc. was formed on December 16th 2016 ("Inception") in the State of Delaware. The financial statements of The Module Project, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark, Delaware

The Module Project is a consumer technology company with a singular focus, to design and manufacture long-lasting consumer technology products. Products which are modular, user-upgradeable, user-repairable and recyclable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from global sales of complete, assembled products along with

7

parts and accessories. These sales will be both direct retail sales and wholesale distribution to resellers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company is a wholly owned subsidiary of The Module Project Limited. Expenses incurred thus far by the Company have been financed through a loan from The Module Project Limited.

Loan value: $7,220.00
Loan interest rate: 0%
Maturity date: None. Payable "on demand".

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,000 shares of our common stock with par value of $0.10. As of June 13, 2018 the company has currently issued 1,000 shares of our common stock.

As of June 13, 2018 the Company was wholly owned by a foreign corporation.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of The Module Project Limited. Expenses incurred by the Company have been financed through a loan from The Module Project Limited. The loan is non-interest bearing, has no maturity date, and is payable at a future date to be determined by management.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31st, 2017 through June, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Blake A. ▾

The Module Project is pending **StartEngine Approval.**

DECIBEL

▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

M

The Module Project

Long life, upgradeable tech products.

Small OPO · Newark, DE · Consumer Products
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

DECIBEL

Module: Longer lasting technology products. Upgradeable. Repairable. Recyclable.

Why did we create **MODULE?**

Because our beautiful planet needs protection. We believe a majority of current consumer technology manufacturers are disrespecting their customers and the planet we all call home. Drastic change is needed. Module wants to lead that change. In our view, a vast proportion of current consumer technology products are designed with intentionally short lifespans. This practice is causing irreparable damage. We maintain that these products fail too soon. That they are difficult and expensive to repair. They are impossible to upgrade. Our research suggests they are seldom recycled correctly at end of service. These products contain many rare-earth minerals. Extraction of these minerals is extremely destructive, as are the energy-intensive manufacturing processes required to turn



as are the energy-intensive manufacturing processes required to turn them into usable products. These products could, and should be designed to last longer.

So why aren't they?

We've concluded that there can only be one, very simple reason. That reason? That for many companies, selling you a new version of the same product as rapidly as possible is their business model. It would follow that these companies pay little regard to the negative environmental impact of their behavior. It's profit at almost any cost. This outdated approach needs to end.



Enter Module.

Module intends to create the longest lasting technology products yet created. These products will adhere to our three main company principles.

Upgradeability, repairability and recyclability.

Upgradeability allows our customers to upgrade components of any Module product themselves.



Repairability allows the owner of the product, or a service agent to quickly and easily repair any fault.

Modular design and meticulous material selection allow far greater recyclability at end of service.

We genuinely believe this ethical and logical approach is the future of product design. Virtually all technology products can be manufactured in this modular manner. We have early stage concepts in various categories. These range from consumer technology and home appliance to transport and beyond.



We aim to continue this ethical design process across all aspects of the company as we grow. Eventually, the goal is for this to include innovative new manufacturing processes and superior streamlined recycling.

Ultimately, our goal is to grow Module into the global leader in long-life consumer technology products. Eventually, we aim to control the entire process of manufacturing a Module technology product, from the ethical extraction of raw materials to highly efficient end of service recycling. Beyond this, our goal is to use Module's influence, reach and revenue to further protect our beautiful planet.

- Ketzal Sterling - Module Founder.

Images above from top: Decibel V3 3D render, Decibel V3 physical prototype, Decibel V3 "exploded" 3D render, Decibel V3 3D render with front grille, Decibel V3 physical prototype in hand (Co-founder, Vince Lovrich).

Facts are important.
To see references, studies etc for statements made please check the "Market size, statistics and forecasts" section a little further down. - Module Team.

The Offer

Revenue share

Your investment will be returned from an 8% share of Module's future revenue.
The return will be your initial investment multiplied by three and a half times (3.5x).

Returns

The first $107,000 invested = 3.5x return

Minimum investment amount - $500

Perks*
Invest $1,000 or over and you will receive a limited edition, numbered Decibel*.

Limited edition Decibels will be delivered from the initial manufacturing run. All perks occur after the offering is completed.

"We are implementing modularity in a way which presents the possibility that a Module customer could own a single Decibel unit for their entire life."

- Ketzal Sterling.

The Opportunity



Is a new phone worth destroying our planet?

In our view far too few technology companies show enough respect to the environment or their customers. We believe the devices they produce need replacing far too frequently. Devices that are difficult and costly to repair and impossible to legitimately upgrade.

This means millions of tons of technology products (e-waste) go to landfill every year. This is destructive to the environment and expensive for consumers. There is a large and growing market of conscious consumers looking for more sustainable alternatives.

A recent Neilsen global survey found that 66% of consumers are willing to pay more for sustainable brands. Currently, there are no viable options in the projected $8.5 billion mobile wireless speaker market for these consumers.

Who we are and what we do

Module is a consumer product design and manufacturing business. Our intention is to select current consumer products and completely re-engineer them. All Module products will adhere to the three company principles; upgradeability, repairability and recyclability. **Module also intends to create completely original consumer technology products.**

Module products are game-changing for our customers. No longer will they be forced into ridiculously fast product replacement cycles. When a component needs an upgrade or repair it is simply, economically replaced by the user with an up-to-date component. The replaced component is returned to Module for recycling.

These design parameters are effective for virtually every technology product, be it an electric kettle or a motor scooter. We foresee a change in the consumer market. We believe that the market will continue to shift toward a more sustainable model. There will be significantly fewer options. These will be modular designs with vastly longer service lives.

We believe change will come from increasing government restrictions and more importantly, from consumer demand. A new international study by Unilever reveals that a third of consumers (33%) are now choosing to buy from brands they believe are doing social or environmental good. Sweden has recently joined the growing group of countries legislating electronics recycling. Sweden now requires retailers selling electronic goods to accept the same quantity for reuse or recycling. We see this as just the beginning of governmental intervention. This is a change which has already begun, both in government and in society. Collectively, we simply must move to drastically less harmful consumer products.

Module intends to accelerate this process.

We are reading the market and attempting to preempt future legislation. We predict manufacturers will be required, at a minimum, to take more responsibility for the recycling of their products. Our modular design and increased recyclability keeps us at the cutting edge of sustainable manufacture.

What We Have Already Accomplished

- Module have developed what we believe to be a logical, achievable, profitable business. Based around reducing environmental damage by manufacturing longer life technology products.
- Module has attracted growing interest from international distributors and recognizable electronics retail chains
- We believe we've designed measurably the best product in its category. Our goal is to replicate the process in numerous other categories
- Module's first product, Decibel is already showing extremely positive results from current acoustic and physical prototyping.
- Decibel has access to a large, growing market, projected to be $8.5 billion.
- Output a V3 mechanical prototype which is performing to specification
- Early audio testbed outperforming rival products in its category.
- A strong, active social media following, with over 15,000 followers





- across multiple platforms.
- Growing email subscription list of passionate fans.
- The New Zealand parent company raised nearly $NZ300,000 via small, locally focused equity crowdfunding rounds.







Images: Above left: Decibel V3 prototype. Right, top to bottom: 3D render of Decibel components, Decibel V3 physical prototype chassis and shell raw aluminum, Decibel V3 physical prototype components (driver cage, chassis with drivers, shell with passive radiator)

Module Products



Modularity for Longevity

Our products are designed to be modular. However, unlike a majority of modular products ours is for the purpose of longevity, not the addition of extra, often pointless accessories. This means the end user can easily and economically upgrade or repair their Module product.

Upgrades could be performance improvements on existing components, or completely new technologies. The decision to upgrade will always be the users choice. They will not be requirements. Upgrades will not be incremental iterations. They will only be offered when there are significant improvements.

Module products, beginning with Decibel are a complete re-imagining of what we believe consumer products should be.

Decibel's Modularity

Every major part of Decibel is modular and user replaceable. A supplied, standard-size Allen key is all that is needed to disassemble Decibel.

When a customer wants to upgrade a part or replace a component that has reached its end of service, they simply order or pick up the required part and quickly replace it.

This process is incredibly simple. No technical knowledge is required. Most people will easily follow the simple instructions and complete the repair or upgrade themselves. If a customer is unable to do so, it is our intention that trained staff will efficiently execute the repair at a retail location. With virtually no waiting, no leaving your device, we will attempt to complete the job immediately.

Modular design allows us and the end user to keep pace with advancing technology. For example, when superior battery technology is developed it will become the new standard specification shipping with Decibel units. Equally exciting, an existing user can simply purchase a new battery and upgrade the performance of their Decibel. Matching it to current specification without purchasing a whole new device. This theme extends across every major component of Decibel.

Modularity presents the possibility of a user owning a single Decibel unit for the rest of their lives.

Products

Decibel



Module's first product is a mobile wireless speaker. It's called Decibel. Decibel is a portable Bluetooth speaker of impeccable quality. Decibel will prove Module's design concept. Decibel demonstrates how well the Module ethos can be applied to traditional consumer products.

Decibel's target retail price is US$195 which is on par with popular, successful products in the market. Every aspect of Decibel's unique modular design is intentional. We expect Decibel to match or exceed competitors in conventional metrics, including overall performance, but far exceed them in overall longevity.

Conventional metrics include size, weight, volume, and battery life. We also consider metrics such as longevity, repairability and recyclability when quantifying the overall quality of a product. When taking these metrics into account we believe Decibel will be very much the benchmark in its category.

Image: Decibel, Version 3 Prototype

Liquid



Following the successful release of Decibel we will begin rolling out products in a variety of categories. The first of these is likely to be in the small home appliance sector, with Liquid.

Liquid is an extremely advanced electric kettle. Designed to last the user a lifetime. Every major component of Liquid can be replaced or upgraded by the user. Our target is to deliver the most efficient rapid-boil electric kettle available. Liquid can be connected to the internet and offers convenient voice-activated interactions. Liquid can be customized, allowing the user to select the colors or materials that perfectly suit their home.

Liquid is projected to be the most energy-efficient electric kettle on the market. It will achieve this with cutting edge insulation and rapid sealing. Extremely efficient insulation will allow Liquid to retain temperature for considerably longer than conventional kettles. An advanced valve will rapidly seal Liquid after the specified temperature has been reached. This valve also makes Liquid significantly safer than conventional kettles.

Image: Liquid Concept 3D render

Double Decibel



Double Decibel is precisely as it sounds. It is Decibel with approximately twice the internal air volume. Double Decibel shares an obvious aesthetic with Decibel.

This larger size option is very important for initial entry into the Decibel

Future Products



Module plans to enter multiple market segments. Along with Liquid and an expanded Decibel range we also have numerous long term projects in the concept stage. One of the products we are considering is a modular smartphone. We are confident our smartphone concept features significant innovation and adheres to our strict ethos. However, we

This larger size option is very important for initial entry into the Decibel ecosystem. It will be the second product in the Decibel range. Initially, a customer is purchasing a single item and likely not factoring in the future. It is important to deliver a unit that perfectly targets the initial purchase.

Decibel and Double Decibel do precisely that.

We are also considering a larger home based subwoofer system that wirelessly connects to Double Decibel.

significant innovation and adheres to our strict ethos. However, we understand that the smartphone market is incredibly competitive.

Future projects will be activated after considerable market due diligence.

Innovation is a creative and ongoing process. A truly successful product launch is years in the making. Our innovative design process is one of our most valuable assets.

Image: Decibel interior concept 3D Render

Image: Module Smartphone Concept 3D render









66% of consumers are willing to pay more for sustainable brands*. There are no options for these consumers in the multi-billion mobile wireless speaker market

* - Neilsen global sustainability report

Our Market and Industry

$8.5 Billion

Projected value of global portable Bluetooth speaker market by 2025.

Persistence Market Research report, July 2017

66%

The market for Bluetooth speakers is very much in its infancy. Current options range from cheap standardized units re-branded locally by importers, to mid-range brands, such as Bose, Logitech (under UE branding), and a number of high-end manufacturers like Bang & Olufsen and Bowers & Wilkins. Our research has exposed significant evidence that the top selling units are not the inexpensive models.

We believe the best position to enter the market is at the premium end of what is currently available, in the US$150 - US$250 RRP range. Two very successful units, UE's Boom 2 and Bose's Soundlink Mini 2 fall squarely into this price range. This pricing allows us to deliver superior audio performance, industrial design and materials selection. It also allows us to remain accessible to a majority of consumers.

Audio performance is fast becoming a more important factor in the buying decisions of customers. A Euromonitor survey found that 80% of their respondents selected audio quality as a key consideration in the purchase of a portable wireless speaker. Further, 44% selected it as the

Percentage of consumers willing to pay more for sustainable brands.

Nielsen Global Survey of Corporate Social Responsibility and Sustainability, 2015

$31.8 Billion

Projected value of global wireless audio market by 2023.

MarketsandMarkets Wireless audio report, June 2017

$310 Million

UE net retail sales of mobile speakers in 2017.

2017 Logitech annual report



Image: Decibel, V3 Prototype

most important consideration. This is a marked change from the top selections the previous year. In the same survey, battery life ranked as the third highest consideration. These results validate Module's early, core specification decisions. This stands Decibel in a strong market position.

Decibel meets the demands of an environmentally conscious consumer. In current devices trivial hardware failures can result in an entire device going to landfill. This is wasteful, highly destructive to the environment and uneconomical for the user. Decibel does away with these issues. If a component needs replacing for any reason, the process is simple. A user with little or no technical knowledge can open the unit, replace the faulty or worn component and carry on enjoying it. The upgrade and repair process will be supported with detailed video and other instructional materials. We are currently investigating the viability of an A.R. (augmented reality) interface to assist with this instructional process.

This is a massive advantage over current competitors who, by and large offer no ability to replace any component. Current devices are incredibly difficult to dismantle. They use glue and often specialty fasteners when these are even accessible. More often than not, once dismantled, devices cannot be re-assembled to an acceptable state. Certainly not by someone without specific expertise, specialist equipment and plenty of spare time. That disregards the fact that manufacturers, in general don't offer replacement parts to the public.

Our design philosophy harks back to the past, when an appliance could last an extraordinarily long time, perhaps your entire life. This is because products were well built with quality components and could be repaired.

We are advancing this philosophy to its ultimate conclusion, producing easily repairable high quality consumer items, needing little to no technical knowledge to upgrade and repair.

This is the antithesis to planned obsolescence. If we genuinely want to be less destructive to our planet, all manufacturing needs to move to a less wasteful model. We anticipate companies will be forced to move to a more sustainable model by legislation and public pressure in the very near future.

Module's goal is to be leaders in this movement. We will allow users to be more environmentally conscious as a side effect of buying the best products available.

We believe supplying high quality, longer lasting products with a logical upgrade path will ensure a more loyal customer. We predict customers will purchase upgrades, replacement parts and further products within the Module ecosystem.

Market size, statistics and forecasts

Market size, statistics and forecasts

- Logitech owned "UE" saw year on year net retail sales climb 31% to US$301 million in 2017. (Logitech annual report)
- The global Bluetooth speaker market it set to grow to $8.5 billion by 2025. (Portable Bluetooth Speaker Market: Global Industry Analysis (2012–2016) and Forecast (2017–2025) - Persistence Market Research)
- The Wireless Audio market is predicted to be worth US$31.8 Billion by 2023. (MarketsandMarkets "Wireless audio market - June 2017). This market includes a more broad product range including at-home devices such as soundbars. It also includes so called "smart speakers" which are now separated into their own category. This is the broader, even larger market to which we have access.
- 66% of consumers are willing to pay more for sustainable brands. (Neilsen global sustainability report)
- 33% of consumers are now choosing to buy from brands they believe are doing social or environmental good. (Unilever 2017)
- 44.7 Million metric tonnes of e-waste was generated in 2016. Only about 20 per cent – or 8.9 million metric tonnes – of that e-waste was recycled. Experts foresee a further 17 per cent increase — to 52.2 million metric tonnes of e-waste by 2021. (United Nations agency for information and communication technology - The Global EWaste Monitor 2017)
- "As users customize and personalize their mobile devices they increasingly want a better audio experience" Jeff Orr - Senior Practice Director: ABI Research. This will continue to drive sales well into the future.
- Futuresource predicts that virtually all home audio devices will be wireless by 2019, "consumers seek connectivity to popular streaming services such as Spotify and Apple Music, as well as to other devices such as their smartphone." (Rasika Lyer, Market Analyst at Futuresource Consulting)

Why StartEngine?

Module is not a traditional technology company. Crowdfunding enabled our NZ parent to develop Module and Decibel to this point. Now that we are able to take Module international we feel it allows us to take our innovative approach a step further.

On a fundamental level, people understand what we are trying to achieve. Crowdfunding allows them to be involved on both a financial and ethical level.

Allowing the crowd, you and I to decide which projects should go ahead has changed and will continue to change how companies form and come to market. At Module, we are attempting to do something that is long overdue. We believe the statistics show that many consumers are aware and tired of planned obsolescence. We want our products to last. We want to be able to repair or upgrade the products we own. We expect far greater consideration be paid to the environment.

It is clear that crowdfunding is the perfect fit for Module. A company with an emphatic goal that a majority of consumers support. A company that has the potential for dramatic global expansion across a truly diverse product range. We want to be able to share our future successes, be they financial or cultural with those who have supported us.

Crowdfunding is a way to achieve this end.

Our Team



In this early phase of development we are operating with a multi-talented team. This includes two co-founders Ketzal Sterling and Vince Lovrich who have worked together on several other successful ventures. Our industrial design team, headed by Nick Jones, the acclaimed and experienced industrial design force behind Indemic. Our audio and acoustic team, headed by Garry Lambert, who has been a guiding light in audio design for decades. Our electronics and software design and engineering are headed by the team at Electronic Partners, again featuring decades of combined experience and prestige.

We intend to keep our on-staff team lean and agile. Contracted professionals will be brought in where necessary.

Invest in Module Today

We have already made great progress. Development is advanced. We have identified a large, growing market for longer lasting, less damaging technology products. Help us deliver these products to a world that deserves them.



We are a long way into the Module journey, we hope you will join us the rest of the way. Long life consumer technology products are absolutely essential if we are to reduce the harm being caused by rapid obsolescence.

By investing in Module, you will be supporting a company which aims to drive positive change through success and profitability. We are looking forward to sharing any future success with our early investors. Fundamentally, your investment will support a company whose goal, from founding forward is to positively impact the world we all inhabit.





Company Structure

Module consists of two business entities. These are a New Zealand based parent company, The Module Project Limited and a US based subsidiary, The Module Project, Inc. a Delaware C-Corp. Until now the NZ Parent has conducted most Module business. This business has consisted mainly of development and funding. The US entity has existed since 2016, not long after the parent was incorporated.

Our intention has for some time been to transfer a majority of operations to the US company. This plan is based around our projection that a majority of Module business, particularly sales and marketing would be heavily biased toward the US market. Until now, it has not been logical to make this move and transfer the bulk of Module's operations to the US entity. However, now that we are able to fund-raise internationally we are excited to begin operations via the US entity in earnest. The timing is finally appropriate and logical.

Our intention is to transfer most operational control to the US Subsidiary as we see most of our business going forward to come from the US and beyond. The NZ Parent will of course remain operational but it will not directly conduct much day to day business.

Revenues from Decibel sales will flow into the US entity.

January 2015

Module was created

Ketzal and Vince decided there had to be a better way to create, buy, use and dispose of technology products. Module was born in New Zealand. A company with its sights set on the world.

February 2015

Decibel V0

The earliest computer rendered version of Decibel.

July 2015

Nick Jones comes on board. Decibel V1

We bring on Nick to lead our design and engineering. First comes a streamlining of the original design. V1 Render

June 2016

Significant redesign. Decibel V2

Considerable thought, reflection and research went into a significant redesign for Version 2. V2 Render

August 2016

First successful equity crowdfunding campaign (NZ Company)

Hosted on Alphacrowd. The New Zealand Parent company ran it's first successful equity crowdfunding campaign. Raising over NZ$200,000 from local investors.

December 2016

Garry Lambert comes onboard

Garry Lambert is an acclaimed audio designer/engineer. We are extremely fortunate to have him working his magic with Decibel.

December 2016

The Module Project, Inc

US subsidiary created. Planning starts in earnest to further fund the company and begin the process of transferring operations to the United States.

March 2017

Exterior revision. V3 physical prototype

Physical Prototyping of chassis and shell in Aluminum. Stereo design with a pair of speaker drivers with tweeters.

September 2017

Successful equity crowdfunding Campaign (NZ Company)

Hosted on Pledgeme. The second equity crowdfunding campaign for the NZ Module Parent raised nearly $100,000 from investors.

May 2018

V4 Revision nears completion

Engineering revision. Fewer internal components. More interior space. Greater durability and protection.

September 2018

Startengine crowdfunding campaign

Funding to drive further development, testing, sales, marketing and eventual to market activity.

2019

Decibel on sale

We have had what we consider genuine interest from international distributors and retailers. Our goal is to have Decibel available to the public next year. (ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team




Ketzal Sterling

CEO, President and Director

Ketzal Sterling is an entrepreneur who started his first business at age fifteen in New York City. Ketzal then founded Firewire Productions and launched the 'High Octane' DVD series in 2000. This went on to be the world's most popular performance car DVD series. He also wrote and directed the feature film 'You Move You Die' which was nominated for Best Feature at the 2007 NZ Film Awards. Ketzal launched a motor scooter website which quickly became the most visited English language scooter site in the world. Ketzal's achievements show his ability to anticipate consumer trends in art and technology. It is his deep passion for technology and ability to anticipate trends that have lead him to found Module. Ketzal also holds the position of Managing Director and CEO of The Module Project Limited. He has held these positions since it's incorporation in 2015. Until recently The Module Project, Inc. has not required much in the way of labor resource so executives have been working on a part time basis, unpaid. The executive team have been working full time, paid for The Module Project Limited to this point. This is expected to change with the reallocation of the majority of operations being transferred to The Module Project, Inc. from The Module Project Limited. We plan for the executive team's positions to become full time and paid for The Module Project, Inc and part time paid for The Module Project Limited.

Vince Lovrich

COO, Vice President and Secretary

Vince is an entrepreneur with a broad business history that started early and includes a successful exit from The Scooter Review Ltd, a company he co-founded and which produced the world's most popular English language motor scooter review website and an associated motorcycle review property. Vince negotiated the successful sale of The Scooter Review Limited to Vertical Scope in 2011. Vince also produced a multi-award nominated feature film. He managed production and international distribution via a production company he co-founded. Vince's strengths lie in sales, research, and creating non-linear solutions to problems. Vince also holds the position of Director of Operations and COO of The Module Project Limited. He has held these positions since it's incorporation in 2015. Until recently The Module Project, Inc. has not required much in the way of labor resource so executives have been working on a part time basis, unpaid. The executive team have been working full time, paid for The Module Project Limited to this point. This is expected to change with the reallocation of the majority of operations being transferred to The Module Project, Inc. from The Module Project Limited. We plan for the executive team's positions to become full time and paid for The Module Project, Inc and part time paid for The Module Project Limited.









Nick Jones

Head of Design

Nick's rural upbringing instilled in him a solid foundation in the art of making do with what you have and fixing things within constraints. A desire to be deeply challenged led Nick to commence a BScTech in physics and electronics. Ultimately, Nick ended up seeking challenges a little more human-centred and completed a BDes with Honours at Massey University. Nick has worked in manufacturing, engineering and consulting industries throughout New Zealand, having received both NZ Best Design awards and an IF award during his career. Nick has worked on many technology and R&D projects in diverse industries. All have required pragmatic attention to the problem and user, and the application of creative thinking to get exceptional results.

Garry Lambert

Audio Design and Engineering Lead

Garry has a storied career in the audio industry spanning decades, founding and working with many well respected audio and electronics brands including Lambert Audio, Perreaux and Fusion. For almost 20 years, his New Zealand based company, LAMBERT AUDIO, was the country's foremost high end loudspeaker manufacturer, supplying Radio New Zealand with monitor loudspeakers, exporting home audio loudspeakers to countries throughout the world, and introducing much copied cone resonance control technology. Garry brings his considerable audio design and engineering experience to ensure Decibel's audio performance is absolutely optimal

Robert Burke

Adviser: Recycling

Bob is a lifelong recycler, spending much of his youth, from the age of 14 in and around a UK scrap yard. He was a founder of AAA auto, Prague which went on to become one of Europe's largest used car operations. Bob has a vast knowledge of eWaste recycling. He founded a mobile phone recycling and resale company in 1995; it was sold in 2002 and eventually listed on the AIM. At its peak the company was processing one hundred thousand handsets every month. He has a wealth of experience Module can and will make extremely good use of. He long ago realised the world could not continue on its current track and that we need to make change happen. Evangelical about reuse and product longevity, Bob wanted to be involved with Module as soon as he heard about it. Bob has come on board as both an investor and an adviser around recycling operations.

Offering Summary

Maximum ($107,000) of Revenue Sharing Promissory Notes

Minimum ($10,000) of Revenue Sharing Promissory Notes

INVESTMENT OPPORTUNITY

Revenue Sharing Promissory Notes

Investment Multiple: 350% of initial investment

Revenue Sharing Percentage: 8.0% of the gross revenue of the Company calculated on a cash basis
(*excluding any revenue attributable to rebates or refunds received in cash by the
Company with respect to any prior expenses incurred by the Company.*)

Initial Grace Period: 24 months
(*number of months after final Closing after which Periodic Payments begin*)

Maturity Date: 48 months after the Initial Grace Period
(*number of months after Initial Grace Period upon which any unpaid Amount Due becomes due.*)

Payment Period: Every 12 months, following the Initial Grace Period

What is a Revenue Sharing Promissory Note?

A revenue sharing promissory note offers you the right to receive a portion of the Company's gross revenues up to a certain amount. The amount of return you will receive in the future is determined by the Investment Multiple. Your return is equal to your Initial Investment x the Investment Multiple. Payments towards this multiple begin after the Initial Grace Period. After the initial Grace Period, Investors will received a payment towards their portion of the Total Payment every Payment Period until the Maturity Date. If the Total Payment is not repaid by the Maturity Date, the entire remaining amount becomes due and payable at the Maturity Date.

(*See Exhibit F to the Offering Document for a complete set of Terms*)

Company	The Module Project, Inc.
Corporate Address	The Module Project, Inc. 19e Blake Street, Ponsonby, Auckland, 1011 , New Zealand
Description of Business	The Module Project is a consumer technology company with a singular focus, to design and manufacture long-lasting consumer technology products. Products which are modular, user-upgradeable, user-repairable and recyclable.
Type of Security Offered	Revenue Sharing Promissory Notes
Minimum Investment Amount (per investor)	$500

Perks*

$1,000+ Invest $1,000 or over and you will receive a limited edition, numbered Decibel.

All perks occur after the offering is completed. Limited edition Decibels will be delivered from the initial manufacturing run.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. If the Offering Maximum is reached, the Company may use funds as allocated in the Use of Proceeds section of the Offering Document labelled "Inter Company Debt Repayment" towards repayment of Related Parties for debt owed to the NZ Parent company. Inter-company debt includes a small debt owed by the Company to it's NZ Parent. Dependent on the success of this campaign, along with other relevant considerations this debt may be repaid from proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow The Module Project to get notified of future updates!

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

Video 1

V/O: Module is a new technology company. A company with a fundamentally different goal.

Module's goal is to protect our beautiful planet. We do this by manufacturing modular technology products designed to last a lifetime.

Ketzal: Module is a consumer technology company. Our goal is to design technology products which are dramatically better for consumers, and the environment. To do this we are creating benchmark products in numerous categories.

Vince: We plan to enter diverse categories, with products from Smartphones, to automobiles. Every Module product is user upgradable, user repairable and recyclable.

V/O: Module's first product is a mobile wireless speaker, it's called, Decibel.

Decibels design is timeless, simple, clean, beautiful. Decibel is meticulously engineered and manufactured from the highest quality materials available. Decibel is designed to be upgraded or repaired by anyone, you don't need to be technically inclined at all.

Advanced modular design assures a longer service life. Decibel is just the beginning.

Nick: We're not simply creating longer life products. We're creating desirable products that are a pleasure to use. Module products are simple, clean and beautiful. The extended life of a Module product means all aspects of our design process needs to be meticulous. From our prototyping, through to the quality of our manufacturing partners.

Nick: Presently we're working on Version 4 prototype of Decibel. The main thrust of the improvements that we're incorporating at this point… So, we're down to more robust sealing, better mechanical integrity, acoustical improvements as per some of the testing we've done. We're looking to test mechanical interfaces, sealing, integration of electronics components, assembly method. There'll be a small iteration from there to a Version 5, Master prototype, which is a pre-production prototype.

Vince: Not only will Module products do less harm. We're confident they will be the absolute best products in their categories.

V/O: By investing in this project you you will be supporting a company that wants to make a positive change to the world we inhabit. Invest in your future, invest in our future. Invest, in Module.

Video 2:

We live on a truly beautiful planet.

So why are we destroying it?

Plants, Animals,

The air we breath

We are destroying all of it at an incredible rate.

Why?

So we can get the latest phone, laptop?

This year, next year, on and on.

There has to be a better way.

Because everything you buy, use and throw away is destroying our world.

What if you could see the damage as it happens?

Would that be enough to convince you?

What if the technology you owned was made to last?

What if your phone, your car, your washing machine...Was designed to last a lifetime?

Wouldn't that slow the rate of destruction?

Wouldn't that give the Earth a fighting chance?

That's our goal.

Module will change your world, one product at a time.

Technology products that are designed to last a lifetime, totally modular, completely user upgradeable, vastly more sustainable.

Very soon we'll debut our first products.

At last you can have what you deserve, a product that isn't built to fail.

It's your future.

Visit startengine.com right now

Video 3

This is Mel, she's just bought her first new car. Very stylish. Oops, she hit a pothole and broke her wheel. That's no good. Oh well she'll have to buy a new car.

Hold on, what kind of car doesn't let you replace a wheel?

A terribly designed car that no sensible person would purchase.

Imagine the incredible destruction a car like this would cause our planet, and it's not just the waste that's damaging.

The materials needed for manufacturing are extracted from our beautiful planet. To make matters worse, a massive amount of energy is used in manufacturing every single product we consume.

So... why is virtually every technology product built exactly like this terrible car?

Why can't we replace components ourselves? Why can't we easily upgrade the products we own?

Why do we void the warranty just by opening these products?

Because the companies selling you these products, does not care about our planet, they don't want you to upgrade your product. They want to sell you another product.

They are greedy and highly destructive.

So how do we break this ridiculous cycle of destruction?

We begin with a new company, a company that only wants to sell you a product once.

A company that will support that product, long into the future. Both the software and the hardware.

That company is called Module.

Module products are designed to last as long as possible. All Module products are totally user upgradable. This means that in the future when technology improves you'll simply order the new component from Module, easily upgrade your device and carry on enjoying it for years to come.

The old component is returned to us in pre paid packaging and we recycle it.

We build it, we recycle it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Revenue Sharing Promissory Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Revenue Sharing Promissory Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

        If to the Company, to: %%ADDRESS_OF_ISSUER%%

        If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Revenue Sharing Promissory Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Revenue Sharing Promissory Note the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[REVENUE SHARING PROMISSORY NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REVENUE SHARING PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%
%%TODAY%%

FOR VALUE RECEIVED, %%NAME_OF_ISSUER%% (the "**Company**"), promises to pay to the order of %%VESTING_NAME%% ("**Subscriber**") an amount equal to %%VESTING_AMOUNT%%, calculated by multiplying the Principal by the Investment Multiple (the "**Amount Due**"). This note (the "**Note**") is issued as part of a series of similar notes (each a "**Note**" and collectively, the "**Notes**") to be issued pursuant to the terms of that certain Note Subscription Agreement ("**Note Subscription Agreement**"), dated as of %%TODAY%%, by and among the Company, Subscriber, and the other Subscribers thereto. This Note is subject to the following terms and conditions:

1. Definitions

(a) Closing Date means the date on which the funds are released to the Company under the Offering. In the event that multiple closings occur in this Offering, the Closing Date applicable to all Notes shall be the last closing in this Offering.

(b) Initial Grace Period means a 24-month period following the Closing Date.

(c) Investment Multiple means 3.5x.

(d) Investor Proportion means, with respect to each Subscriber, a fraction, the numerator of which is the Principal applicable to such Subscriber, and the denominator of which is the Offering Amount.

(e) Majority in Interest means those Subscribers whose collective Investor Proportions is greater than 50% of the Offering Amount.

(f) Maturity Date means the first business day of the 48th month following the Initial Grace Period.

(g) Offering means the offering of securities under Regulation Crowdfunding under which these Notes were issued.

(h) Offering Amount means the aggregate amount of Notes that all Subscribers have purchased in connection with the Offering.

(i) Periodic Payment means, with respect to each applicable 12 month period, the Investor Proportion applied to the Periodic Revenue for such 12 month period multiplied by the Revenue Sharing Percentage.

(j) Periodic Revenue means, with respect to each 12 month period, the gross revenue of the Company calculated on a cash basis during such 12 month period, excluding any revenue attributable to rebates or refunds received in cash by the Company with respect to any prior expenses incurred by the Company.

(k) Principal means, with respect to each Subscriber, the amount contributed by the Subscriber as set forth above in this Note.

(l) Repayment Triggering Event means an event or series of events by which (i) the persons who hold equity interests in the Company on the Closing Date cease to own and control at least 51% of the equity interests in the Company on a fully diluted basis, (ii) the Company merges, consolidates or enters into any similar combination with any other entity (with or without the Company being the continuing or surviving entity), (iii) the Company disposes all or substantially all of its assets to any other entity, or (iv) the Company liquidates, winds up or dissolves itself (or suffers any liquidation, windup, or dissolution).

(m) Revenue Sharing Percentage means 8% of each period's Periodic Revenue.

(n) Total Payment means (i) the sum of the Principal of all Subscribers multiplied by (ii) the Investment Multiple.

2. Note Payments

(a) In consideration for the amount subscribed, and subject to the terms and conditions of the Note Subscription Agreement, the Company agrees to make Periodic Payments to the Subscriber in arrears by the 7th business day after the close of the 12 month period following the Initial Grace Period until the Company has paid 100% of the Amount Due to the Subscriber.

(b) If the amount of a scheduled Periodic Payment exceeds the unpaid balance of the Total Payment, the Company shall pay to the Subscriber an amount equal to the unpaid balance of the Amount Due to the Subscriber in lieu of such Periodic Payment. In no event shall the Company be obligated to pay any amount to the Subscribers in excess of the Total Payment.

(c) If the Periodic Revenue for any 12 month period is equal to or less than zero, no Periodic Payment will be due to the Subscribers with respect to such 12 month period.

(d) The Company may, in its sole discretion and without penalty, prepay the Notes in whole or in part.

(e) If the Company's payment of any Periodic Payment due hereunder is more than 10 days late, the Company shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Periodic Payment.

(f) If, on the Maturity Date, the Subscribers have not received an aggregate amount of Periodic Payments and prepayments equal to the Total Payment, the Company shall, within 10 business days of the Maturity Date, pay to each Subscriber an amount equal to the unpaid balance of the Investor Proportion of the Total Payment.

3. Events of Default

Each of the following shall constitute an "Event of Default"

(a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.

(b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 10 business days.

(c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

(d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

(e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

(f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

(g) Any representation or warranty made by the Company under the Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

(h) The occurrence of a Repayment Triggering Event.

4. Remedies

(a) If any Event of Default occurs, the unpaid portion of the Total Payment, and all other amounts payable hereunder to the Subscribers shall become immediately due and payable by the Company to the Subscribers, in accordance with each Subscriber's Investor Proportion.
(b) If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Company and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the principal and interest payable hereunder.

5. General

(a) Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Subscriber. Notwithstanding the foregoing, the Subscriber may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and Revenue Sharing Percentage will be issued to the transferee.

(b) Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the Company and the Subscriber shall be governed, construed and interpreted in accordance with the laws of the State of %%STATE_INCORPORATED%%, without giving effect to principles of conflicts of law.

(c) Notices. Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient when delivered personally, by overnight courier, or sent by email or fax (upon customary confirmation of receipt), or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address or fax number as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

(d) Amendments and Waivers. Any term of this Note may be amended only with the written consent of the Company and the Majority in Interest; provided, however, that any such amendment or waiver that applies to or affects any Subscriber in any manner different than such amendment or waiver applies to or affects other Subscribers shall require the written consent of the Subscribers representing a majority of the outstanding principal amount of indebtedness represented by all Notes held by such Subscribers that are so differently affected. Any amendment or waiver effected in accordance with this Section 5 shall be binding upon the Company, each Subscriber and each transferee of any Note.

(e) Entire Agreement. This Note, together with the Subscription Agreement and the documents referred to therein, constitutes the entire agreement between the Company and the Subscriber pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the Company and the Subscriber are expressly canceled.

(f) Counterparts. This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

(g) Loss of Note. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

(h) Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

%%NAME_OF_ISSUER%%:
By: %%ISSUER_SIGNATURE%%
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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